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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     333-132913

MSC – Medical Services Company

(Exact name of registrant as specified in its charter)

841 Prudential Drive, Suite 900

Jacksonville, Florida 32207

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The registrant files periodic reports under the Securities Exchange Act of 1934 (the “Act”) to comply with requirements under that certain Indenture related to its Senior Secured Floating Rate Notes due 2011. The Indenture and form of note are filed with the Securities and Exchange Commission as part of the registrant’s Registration Statement on Form S-4, amended as of May 17, 2006. The obligation pursuant to the Indenture to file periodic reports under the Act has ceased as of July 22, 2008.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     See above. Registrant has one holder.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 23, 2008	By:	/s/ Joseph P. Delaney
Joseph P. Delaney, President and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)

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